FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

November 4, 2003

Pursuant to Rule 13a-16 or 15d-16 of

of Securities Exchange Act of 1934

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

November 4, 2003

Press Release

OAO Tatneft has issued today its interim consolidated financial statements for the first six months of the year 2003 prepared in accordance with the U.S. GAAP. The company’s revenues for the period covered by the financial statements totaled 70,715 million rubles, and its net income totaled 6,335 million rubles, in each case expressed in constant rubles of June 30, 2003 purchasing power.

The financial statements have not been audited.

The financial statements are available upon request by fax number (095) 937–55–32 or by e-mail info@tatneft.co.ru, and also at the company’s web-site www.tatneft.ru.

Questions may be addressed to Alexei Spirenkov or Ksenia Malkova at phone number (095) 937–55–33.

By: /s/ V.P. Lavushchenko
Name: V.P. Lavushchenko
Title: Deputy General Director for Economics

OAO TATNEFT

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED IN ACCORDANCE WITH U.S. GAAP)

SIX MONTHS, ENDED JUNE 30, 2003

(UNAUDITED)

The interim consolidated financial statements were prepared by OAO TATNEFT in accordance with U.S. GAAP and have not been audited by our independent auditor.

OAO TATNEFT

Interim Consolidated Balance Sheets, Unaudited

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except share information)

	Notes	At June 30, 2003	At December 31, 2002

Assets
Cash and cash equivalents	4	10,301	7,070
Accounts receivable, net	5	18,720	15,077
Short-term investments	6	4,425	3,477
Current portion of loans receivable and advances, net	9	11,730	10,494
Inventories, net	7	11,413	9,962
Prepaid expenses and other current assets	8	20,682	19,163

Total current assets		77,271	65,243
Restricted cash	4	1,624	1,756
Long-term loans receivable and advances, net	9	3,950	2,751
Long-term investments	6	3,787	4,203
Property, plant and equipment, net	10	164,254	154,047

Total assets		250,886	228,000

Liabilities and shareholders’ equity
Short-term debt and current portion of long-term debt	11	18,662	16,618
Notes payable	12	5,536	3,482
Banking customer deposits	12	15,329	11,992
Trade accounts payable		6,426	6,548
Other accounts payable and accrued liabilities	13	7,839	5,571
Taxes payable		4,903	3,759
Current deferred tax liability	14	—	—

Total current liabilities		58,695	47,970
Long-term debt	11	14,488	14,622
Notes payable	12	1,050	866
Banking customer deposits	12	355	1,152
Asset retirement obligations	10	4,912	—
Deferred tax liability	14	21,663	19,943

Total liabilities		101,163	84,553

Minority interest		5,168	5,069

Shareholders’ equity
Preferred shares (authorized and issued at June 30, 2003 and December 31, 2002—147,508,500 shares; nominal value at June 30, 2003 and December 31, 2002—RR1.00)	15	148	148
Common shares (authorized and issued at June 30, 2003 and December 31, 2002—2,178,690,700 shares; nominal value at June 30, 2003 and December 31, 2002—RR1.00)	15	2,179	2,179
Additional paid in capital	15	88,863	88,863
Accumulated other comprehensive income		81	176
Retained earnings		57,068	51,002
Common shares held in treasury, at cost (188,673,992 shares and 200,288,000 shares at June 30, 2003 and December 31, 2002, respectively)		(3,784)	(3,990)

Total shareholders’ equity		144,555	138,378

Commitments and contingent liabilities	20

Total liabilities and shareholders’ equity		250,886	228,000

The accompanying notes are an integral part of these interim consolidated financial statements.

OAO TATNEFT

Interim Consolidated Statements of Operations and Comprehensive Income, Unaudited

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

	Notes	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Sales and other operating revenues	17	70,715	66,661	79,459

Costs and other deductions
Operating		14,875	16,980	17,606
Purchased oil and refined products		14,857	14,026	13,116
Exploration		440	411	172
Transportation		3,115	2,244	2,094
Selling, general and administrative		6,444	7,798	6,995
Depreciation, depletion and amortization	17	3,755	3,599	3,261
Loss on disposals and impairment		272	238	788
Taxes other than income taxes	14	20,779	13,914	15,979
Maintenance of social infrastructure	10	126	43	195
Transfer of social assets constructed after privatization	10	878	217	560

Total costs and other deductions		65,541	59,470	60,766

Other income (expenses)
Earnings from equity investments	6	32	138	62
Foreign exchange gain / (loss)		271	(579)	(607)
Monetary gain	2	—	693	722
Net interest income—banking		566	245	420
Other net – banking		(627)	(187)	(307)
Interest income		263	435	321
Interest expense		(1,210)	(1,239)	(1,451)
Other income, net		569	574	60

Total other income (expenses)		(136)	80	(780)

Income before income taxes and minority interest		5,038	7,271	17,913

Income taxes
Current		(2,393)	(2,179)	(4,816)
Deferred (expense) / benefit		(1,055)	2,222	5,462

Total income tax (expense) / benefit	14	(3,448)	43	646

Income before minority interest		1,590	7,314	18,559
Minority interest		(70)	(233)	(783)

Income before cumulative effect of change in accounting principle		1,520	7,081	17,776

Cumulative effect of change in accounting principle, net of tax		4,815	—	—

Net income		6,335	7,081	17,776

Foreign currency translation adjustments		(95)	82	(45)
Unrealized holding gains on available-for-sale securities, net of RR nil tax		—	362	18
Comprehensive income		6,240	7,525	17,749

Basic net income per share (RR)	15
Common		0.65	3.18	7.94
Preferred		1.54	4.15	8.04
Diluted net income per share (RR)	15
Common		0.65	3.14	7.94
Preferred		1.54	4.11	8.04

Weighted average common shares outstanding (millions of shares)	15
Basic		1,984	2,035	2,090
Diluted		1,993	2,062	2,090
Weighted average preferred shares outstanding (millions of shares)	15
Basic		148	148	148
Diluted		148	148	1-48

The accompanying notes are an integral part of these interim consolidated financial statements.

OAO TATNEFT

Interim Consolidated Statements of Operations and Comprehensive Income, Unaudited

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

	Notes	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Operating activities
Income before cumulative effect of change in accounting principle		1,520	7,081	17,776
Adjustments:
Minority interest		70	113	729
Depreciation, depletion and amortization		3,755	3,599	3,261
Net barter settlements	4	145	(1,234)	(4,290)
Deferred income tax expense (benefit)		1,055	(2,222)	(5,462)
Disposals and impairments		—	237	788
Effects of foreign exchange		(271)	904	385
Monetary gain		—	(693)	(722)
Undistributed earnings of equity investments		32	(107)	(14)
Transfer of social assets constructed after privatization		878	217	559
Other		977	(521)	(45)
Changes in operational working capital, excluding cash:
Accounts receivable		(2,061)	(1,506)	(9,923)
Inventories		(1,251)	2,133	255
Prepaid expenses and other current assets		(926)	(41)	(2,361)
Trade accounts payable		(611)	129	9,403
Other accounts payable and accrued liabilities		4,225	3,007	(89)
Taxes payable		1,148	(113)	1,878

Net cash provided by operating activities		8,685	10,983	12,128

Investing activities
Additions to property, plant and equipment		(5,176)	(7,342)	(6,435)
Proceeds from disposals of property, plant and equipment		26	54	23
Purchase of investments and net increase in loans receivable		(4,126)	(1,489)	(738)
Proceeds from disposal/ maturity of investments		708	520	414
Purchase of long-term investments		395	4	24
Change in restricted cash		132	107	(698)

Net cash used for investing activities		(8,041)	(8,146)	(7,410)

Financing activities
Proceeds from issuance of short-term debt		9,078	9,799	1,895
Repayment of short-term debt		(6,404)	(4,048)	(940)
Proceeds from issuance of long-term debt		3,368	8,947	1,511
Repayment of long-term debt		(3,056)	(9,511)	(3,396)
Issuance of loans receivable		(700)	(209)	(106)
Dividends paid		—	(14)	(394)
Purchase of treasury shares		(1,417)	(859)	(1,034)
Proceeds from sale of treasury shares		1,719	719	183

Net cash provided by (used for) financing activities		2,588	4,824	(2,281)

Effect of foreign exchange on cash and cash equivalents		(1)	15	70
Effect of inflation accounting		—	(683)	(585)

Net change in cash and cash equivalents		3,231	6,993	1,922
Cash and cash equivalents at beginning of period		7,070	4,871	3,531

Cash and cash equivalents at end of period		10,301	11,864	5,453

The accompanying notes are an integral part of these interim consolidated financial statements.

OAO TATNEFT

Interim Consolidated Statements of Operations and Comprehensive Income, Unaudited

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

	2003		2002		2001
	Shares	Amount	Shares	Amount	Shares	Amount

Preferred shares:
Balance at January 1 and June 30 (shares in thousands)	147,509	148	147,509	148	147,509	148

Common shares:					`
Balance at January 1 and June 30 (shares in thousands)	2,178,691	2,179	2,178,691	2,179	2,178,691	2,179

Treasury shares, at cost:
Balance at January 1	200,288	(3,990)	176,133	(2,511)	66,575	(787)
Purchases	52,317	(1,494)	195,659	(5,083)	131,889	(2,119)
Reissuances / (disposal)	(63,931)	1,700	(171,504)	3,604	(22,331)	395

Balance at June 30 and December 31 (shares in thousands)	188,674	(3,784)	200,288	(3,990)	176,133	(2,511)

Additional paid in capital
Balance at January 1		88,863		89,026		88,863
Stock-based compensation		—		—		163
Stock-options redeemed		—		(163)		—

Balance at June 30 and December 31		88,863		88,863		89,026

Accumulated other comprehensive income
Balance at January 1		176		3,144		1,274
Change during period		(95)		(2,968)		1,870

Balance at June 30 and December 31		81		176		3,144

Retained earnings (accumulated deficit)
Balance at January 1		51,002		36,098		12,104
Net income		6,335		15,793		24,350
Dividends		(364)		(387)		(306)
Treasury share transactions		95		(502)		(50)

Balance at June 30 and December 31		57,068		51,002		36,098

Total shareholders’ equity at June 30 and December 31		144,555		138,378		128,084

The accompanying notes are integral part of these interim consolidated financial statements.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 1: Organization

OAO Tatneft (the “Company”) and its subsidiaries (jointly referred to as “the Group”) are engaged in crude oil exploration, development and production principally in the Republic of Tatarstan (“Tatarstan”), an autonomous republic within the Russian Federation. The Group also engages in refining and marketing of crude oil and refined products, petrochemical and banking activities (Note 17). The Group’s banking activities comprise the operations of Zenit Bank and Devon Credit Bank.

The Company was incorporated as an open joint stock company effective January 1, 1994 (the “privatization date”) pursuant to the approval by the State Property Management Committee of the Republic of Tatarstan (the “State”). All assets and liabilities previously managed by the production association Tatneft, Bugulminsky Mechanical Plant, Menzelinsky Exploratory Drilling Department and Bavlinsky Drilling Department were transferred to the Company at their book value at the privatization date in accordance with Decree No. 1403 on Privatization and Restructuring of Enterprises and Corporations into Joint-Stock Companies. Such transfers are considered transfers between entities under common control at the privatization date, and have been recorded at book value. Effective January 1, 2003, the Russian economy ceased to be considered hyperinflationary in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”).

At June 30, 2003, the State held 33% common shares of the Company. As further described in Note 15, the State owns one “Golden Share” which carries the right to veto certain decisions taken at meetings of the shareholders and the Board of Directors. The Government of Tatarstan is able to exercise considerable influence through its ownership interest in the Company, its legislative, taxation and regulatory powers, its representation on the Board of Directors and informal influence. Additionally, the Government of Tatarstan also controls a number of the Group’s suppliers, such as OAO Tatenergo, the supplier of electricity to the Group, and a number of the Group’s ultimate customers, such as OAO Nizhnekamskneftekhim (“Nizhnekamskneftekhim”), the principal petrochemical company in Tatarstan. Related party transactions are further disclosed in Note 18.

Note 2: Basis of Presentation

The Group maintains its accounting records and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation (“RAR”). The accompanying financial statements have been prepared from these accounting records and adjusted as necessary to comply with accounting principles generally accepted in the United States of America (“US GAAP”).

The accounting interim consolidated financial statements and notes thereto of the Group have not been audited by independent accountants, except for the balance sheet at December 31, 2002. In the opinion of the Company’s management, the interim financial information includes all adjustments and disclosures necessary to present fairly the Group’s financial position, results of operations and cash flows for the interim periods reported herein. These adjustments were of a normal recurring nature, except for the cumulative effect of change in accounting principle described in Note 10. Except as disclosed in Note 10, the interim consolidated financial statements have been prepared following the accounting policies applied and disclosed in the December 31, 2002 consolidated financial statements. Prior period amounts have been reclassified, where applicable, to conform with current period presentation.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Use of estimates in the preparation of financial statements. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including the discussion and disclosure of contingent assets and liabilities. While management uses its best estimates and judgments, actual results may vary from those estimates as future confirming events occur.

Foreign currency transactions and translation. The Russian Rouble is the functional currency for the Group’s operations. Balance sheet items denominated in foreign currencies have been translated using the exchange rate at the balance sheet date June 30, 2003. The related foreign exchange gains and losses are included in earnings. The Russian economy ceasing to be hyperinflationary did not change the foreign currency translation accounting from that applied in previous periods of hyperinflation.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 2: Basis of Presentation (continued)

Exchange rates, restrictions and controls. The official rate of exchange of the Russian Rouble (“RR”) to the US Dollar (“US $”) at June 30, 2003 and December 31, 2002 was RR 30.35 and RR 31.78 to US $1.00, respectively. Exchange restrictions and controls exist relating to converting Russian Roubles into other currencies. At present, the Russian Rouble is not a convertible currency outside of the Russian Federation and, further, the Company is required to sell up to 50% (25% from July 9, 2003) of its hard currency earnings for Russian Roubles. Accordingly, any translation of Russian Rouble amounts to US Dollars should not be construed as a representation that such Russian Rouble amounts have been, could be, or will in the future be converted into US Dollars at the exchange rate shown or at any other exchange rate.

Inflation accounting. Prior to January 1, 2003 the adjustments and reclassifications made to statutory records for the purpose of US GAAP presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with Accounting Principles Board Statement 3, Financial Statements Restated for General Price-Level Changes. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from January 1, 2003 the Group no longer measures the impact of general price inflation. Accordingly, the amounts expressed in the measuring unit current at December 31, 2002 are treated as the basis for the carrying amounts in these financial statements.

Corresponding figures, for the year ended December 31, 2002, were restated for the changes in the general purchasing power of the RR at December 31, 2002. The restatement was calculated using the conversion factors derived from the Russian Federation Consumer Price Index, an historical price index published by the Russian State Committee on Statistics (“Goskomstat” prior to October 1999 and “Russian Statistics Agency” since October 1999), and from indices obtained from other sources for years prior to 1992.

The indices used to restate corresponding figures, based on 1988 prices (1988 = 100) for the three periods ended December 31, 2002, and respective conversion factors, are as follows:

Period ended	Index	Conversion factor

December 31, 2001	2,371,572	1.15
June 30, 2002	2,587,582	1.06
December 31, 2002	2,730,154	1.00

The main guidelines followed in restating the corresponding figures were:

•	All corresponding amounts, were stated in terms of the measuring unit current at December 31, 2002;

•	Monetary assets and liabilities held at December 31, 2002 were not restated because they were already expressed in terms of the monetary unit current at December 31, 2002.

•	Non-monetary assets and liabilities (those balance sheet items that were not expressed in terms of the monetary unit current at December 31, 2002) and components of shareholders’ equity were restated from their historical cost by applying the change in the general price index from the date the non-monetary item originated to December 31, 2002;

•	All items in the statement of operations and cash flows were restated by applying the change in the general price index from the dates when the items were initially transacted to December 31, 2002.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

•	Gains or losses that arose as a result of holding monetary assets and liabilities for the reporting period ended June 30, 2002 were included in the statement of operations as a monetary gain or loss.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 2: Basis of Presentation (continued)

Russian Rouble purchasing power gains and losses. The accompanying interim consolidated financial statements include certain Russian Rouble amounts which represent underlying US Dollar balances. In the periods ended June 30, 2003, December 31, 2002 and 2001, the Consumer Price Index in the Russian Federation increased by 8%, 15%, 19%, respectively, while the US Dollar has (fallen)/gained in value with respect to the Russian Rouble by (5%), 5% and 7%, respectively.

For US Dollar balances other than those existing at June 30, 2003, differences between the rate of devaluation of the Russian Rouble and Russian Rouble inflation result in inconsistencies between disclosed Russian Rouble amounts and amounts obtained from converting US Dollar denominated items to Russian Roubles based on June 30, 2003 exchange rates. The disclosed Russian Rouble amounts, however, represent the June 30, 2003 purchasing power amounts in accordance with US GAAP.

Barter transactions. Transactions settled by barter are included in the accompanying interim consolidated balance sheets and statements of operations on the same basis as cash transactions.

Barter transactions relate to sales of crude oil and refined products and are generally either in the form of direct settlement by crude oil and refined products to the final customer, or through a chain of non-cash transactions involving several companies. In such cases, both sales and purchases are recorded as a result of the barter transaction. Barter sales are recognized at the fair value which is the market price of the crude oil and refined products exchanged.

Reclassifications. For comparative purposes, certain prior year amounts have been reclassified to conform to the current period’s presentation.

Note 3: Summary of Significant Accounting Policies

Principles of consolidation. The accompanying interim consolidated financial statements include the operations of all subsidiaries in which the Group directly or indirectly owns or controls more than 50 percent of the voting stock. Joint ventures and affiliates in which the Group has significant influence but not control (generally 20 percent to 50 percent) are accounted for using the equity method. Investments in other companies are accounted for at cost and adjusted for estimated impairment.

Cash equivalents. Cash equivalents include all liquid securities with original maturities of three months or less when acquired, as well as amounts due from banks to the Group’s banking subsidiaries.

Inventories. Crude oil, refined oil product inventories and materials, supplies and finished goods inventories are valued at the lower of cost or net realizable value using the weighted-average method.

Investments. Investments include securities classified as available-for-sale, held-to-maturity, or trading. Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions. Available-for-sale securities are carried at fair value on the consolidated balance sheet. Unrealized gains and losses for available-for-sale securities are reported net as increases or decreases to accumulated other comprehensive income. The specific identification method is used to determine realized gains and losses on available-for-sale securities. Securities that management have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost on the consolidated balance sheet. Securities

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

classified as trading are bought and held principally for the purpose of selling them in the near term. Trading securities are carried at fair value on the consolidated balance sheet. Unrealized gains and losses on trading securities are included in earnings.

Loans receivable and advances to customers. Loans receivable and advances to customers, which primarily relate to the Group’s banking operations, are stated at their principal amounts outstanding net of provisions for losses. Provisions for losses on loans and advances to customers are based on the evaluation by management of their collectibility. Specific provisions are recorded against debts whose recovery has been identified as doubtful. A general provision is recorded against the doubtful loans and advances to customers, which are inherent in the portfolio but which at the date of preparing the financial statements have not been specifically identified. Estimates of losses require the exercise of judgment and the use of assumptions.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 3: Summary of Significant Accounting Policies (continued)

Property, plant and equipment. The Group follows the successful efforts method of accounting for its oil and gas properties, whereby property acquisitions, successful exploratory wells, all development costs (including development of dry holes), and support equipment and facilities are capitalized. Unsuccessful exploratory wells are charged to expense at the time the wells are determined to be non-productive. Production costs, overheads and all exploration costs other than exploratory drilling are charged to expense as incurred. Acquisition costs of unproved properties are evaluated periodically and any impairment assessed is charged to expense.

Depreciation, depletion and amortization of capitalized costs of proved oil and gas properties is calculated using the unit-of-production method for each field based upon proved reserves. Estimated costs of dismantling oil and gas production facilities, including abandonment and site restoration costs, are capitalized and discounted to date of put into production in accordance with SFAS No. 143.

Gains or losses are not recognized for retirements of oil and gas producing properties which are subject to composite depreciation, depletion and amortization. Gains or losses on retirements of other than oil and gas producing properties are included in earnings.

Other property, plant and equipment not associated with oil and gas properties are recorded at cost less accumulated depreciation. Depreciation of these assets, including social assets, is calculated on a straight-line basis as follows:

Years

Buildings and constructions	25 –33
Machinery and equipment	5 – 15

Long-lived assets, including proved oil and gas properties, are assessed for possible impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”). SFAS 144 requires long-lived assets with recorded values that are not expected to be recovered through undiscounted future cash flows to be written down to current fair value. Fair value is generally determined from estimated future discounted net cash flows.

Maintenance and repairs and minor renewals are expensed as incurred. Major renewals and improvements are capitalized and any assets replaced are retired.

Social assets constructed prior to privatization, and the related deferred income tax balances, were charged to additional capital as a distribution of capital when the assets were permanently transferred to government authorities. Social assets constructed subsequent to privatization are charged to expense when the assets are permanently transferred to government authorities.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 3: Summary of Significant Accounting Policies (continued)

Derivative instruments. The Group recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Derivative instruments primarily represent foreign exchange and commodity forwards associated with the Group’s banking operations. The accounting for changes in fair value depends on the derivatives’ intended use and designation and could entail recording the gain or loss through earnings of the current period, or as part of comprehensive income and subsequently reclassifying into earnings when the gain or loss is realised.

Environmental liabilities. Liabilities for environmental remediation are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

Pension and post-employment benefits. The Group’s mandatory contributions to the governmental pension scheme are expensed when incurred. Discretionary pension and other post-employment benefits are not material.

Revenue recognition. Revenues from the production and sale of crude oil and petroleum products are recognized when deliveries of products to final customers are made and title passes to the customer and collectibility is reasonably assured.

Stock-based compensation.The Group’s stock-based compensation is accounted for in accordance with the intrinsic value method established by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation expense is recognized for stock options granted when the exercise price of the options granted is below the fair market value of the Group’s stock at the date of grant.

Income taxes. Deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in the periods in which these temporary differences are expected to reverse. Valuation allowances are provided for deferred income tax assets when management believes that it is more likely than not that the assets will not be realized.

Comprehensive income. Comprehensive income includes all changes in equity during the period from non-owner sources and is detailed in the consolidated statement of operations and comprehensive income.

Net income per share. Basic income per share is calculated using the two class method of computing earnings per share. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed. Diluted income per share reflects the potential dilution that was exercised using the treasury stock method.

Treasury shares. Common shares of OAO Tatneft owned by the Group at the balance sheet date are designated as treasury shares and are recorded at cost. Any gain or loss on the resale of treasury shares is recorded as a component of equity.

Accounting changes. Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). This new statement applies to legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Adoption of SFAS 143 primarily affects the Group’s accounting for oil and gas producing assets and differs in several significant respects from the preceding accounting under Statement of Financial Accounting Standards No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies. Upon initial recognition of a liability for an asset retirement obligation, the Group capitalizes an asset retirement cost by increasing the carrying value of the related long-lived asset by the same amount. Legal obligations, if any, to retire refining and marketing and distribution assets are generally not recognized because of the indeterminable settlement date of these obligations.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 3: Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements. Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation -Transition and Disclosure - an amendment of FAS 123 (“SFAS 148”) provides alternative methods for the transition of the accounting for stock-based compensation from the intrinsic value method to the fair value method. The Group is yet undecided which accounting standard APB 25 or SFAS 148 to apply effective January 1, 2003 in accounting for Stock-Based Compensation. The estimated impact on the Company’s 2003 earnings would not be materially different under SFAS 148 than under previous accounting standards.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 amended ARB 51, Consolidated Financial Statements, and established standards for determining under what circumstances a variable interest entity (VIE) should be consolidated with its primary beneficiary. FIN 46 also requires disclosures about VIEs that the Group is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003, while earlier formed entities must be consolidated in the first fiscal year or interim period ending after December 15, 2003. The Group does not expect the initial adoption of FIN 46 to have a significant impact on its results of operations, financial position or liquidity.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions that relate to previously effective SFAS No. 133 Implementation issues, and for hedging relationships designated after June 30, 2003. The Group does not expect any material impact of adopting SFAS No. 149.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003. The Group does not expect the initial adoption of SFAS 150 to have a significant impact on its results of operations, financial position or liquidity.

Note 4: Cash and Cash Equivalents, Restricted Cash, and Cash Flow Information

The interim consolidated statements of cash flows provide information about changes in cash and cash equivalents. At June 30 2003, December 31, 2002 and December 31, 2001, cash holdings of the Group, consisting of cash, cash equivalents and restricted cash, include US Dollar denominated amounts of RR 3,074 million (US $101 million), RR 4,150 million (US $131 million) and RR 3,295 million (US $95 million), respectively, of which RR nil, RR 178 million (US $6 million), RR 727 million (US $21 million) respectively, is restricted. Restricted cash primarily consists of mandatory deposits with the Central Bank of Russia and

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

deposits with lending institutions. Deposits with lending institutions are held over the life of the respective loans.

Net cash provided by operating activities reflects payments of interest and income taxes as follows:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Interest paid	1,147	1,098	1,505
Income taxes paid	2,609	3,253	5,956

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 5: Accounts Receivable

Accounts receivable are as follows:

	At June 30, 2003	At December 31, 2002

Trade — domestic sales	9,269	8,820
Trade — export sales (US $311 million and US $197 million at June 2003 and December 31, 2002, respectively)	9,451	6,257

Total accounts receivable, net	18,720	15,077

Trade receivables are presented net of an allowance for doubtful accounts of RR 1,318 million and RR 1,073 million at June 30, 2003 and December 31, 2002, respectively.

Note 6: Short and Long-Term Investments

Short-term investments are classified both as available-for-sale and trading securities:

	At June 30, 2003	At December 31, 2002

Available-for-sale securities	1,009	944
Trading securities	3,416	2,533

Total short-term investments	4,425	3,477

Trading securities are those securities which are actively managed in a trading account with the objective of profiting from short-term price changes. These securities are held in Group’s banks and insurance company, which frequently buy and sell securities with the objective of earning profits on short-term differences in price. All other investments in debt and equity securities are classified as available-for-sale.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 6: Short and Long-Term Investments (continued)

Short-term investments classified as available-for-sale are as follows:

	Cost	Gross unrealized holding gains	Fair value (carrying value)

Bonds and other Russian government securities	1	—	1
Corporate debt securities	721	—	721
Equity securities	254	33	287

Total available-for-sale securities at June 30, 2003	976	33	1,009

Corporate debt securities	50	—	50
Equity securities	861	33	894

Total available-for-sale securities at December 31, 2002	911	33	944

Short-term investments classified as trading securities are as follows:

	At June 30, 2003	At December 31, 2002

Bonds and other Russian government securities	699	1,110
Corporate debt securities	2,543	1,259
Equity securities	174	164

Total trading securities	3,416	2,533

Bonds and other Russian government securities at June 30, 2003 and December 31, 2002, include mainly Federal Currency Bonds (OVVZ) with a carrying value of RR 54 million, RR 712 million respectively.

At June 30, 2003, total debt securities with fair values totaling RR 1,460 million mature during July 2003 – June 2004, and with fair values totaling RR 2,504 million mature between July 2004 and June 2030.

Net realized gains on trading and available-for-sale securities for the six months ended June 30, 2003, 2002 and 2001 were RR 349 million, RR 518 million, RR 110 million, respectively.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 6: Short and Long-Term Investments (continued)

Long-term investments are as follows:

	Percentage holding at	Net book value at		Income for the six months ended June 30,
	June 30, 2003	June 30, 2003	December 31, 2002	2003	2002	2001

Investments in equity affiliates and joint ventures:
ZAO Tatex	50	1,744	1,775	32	108	150
ZAO Financial-Leasing Company (“FLK”)	—	—	512	—	18	—
Other		13	246	—	12	(88)

Total investments in equity affiliates and joint ventures/ income		1,757	2,533	32	138	62

Long-term investments, at cost:
ZAO Ukratatnafta	9	504	504
OAO AK Bars Bank	18	609	609
Other		917	557

Total long-term investments, at cost		2,030	1,670

Total long-term investments		3,787	4,203

Summary financial information pertaining to these investments has not been presented as the investments are not material to the Group’s interim consolidated financial statements.

Note 7: Inventories

Inventories are as follows:

	At June 30, 2003	At December 31, 2002

Materials and supplies	7,054	6,407
Crude oil	2,106	1,861
Refined oil products	1,632	799
Petrochemical supplies and finished goods	621	895

Total inventories, net	11,413	9,962

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 8: Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are as follows:

	At June 30, 2003	At December 31, 2002

Notes receivable	6,941	5,422
Prepaid VAT	5,665	5,908
Advances	3,223	2,065
Prepaid profit tax	1,332	1,561
Current deferred tax asset	705	113
Interest receivable	453	170
Prepaid export duties	25	1,011
Prepaid transportation expenses	—	252
Other	2,338	2,661

Total prepaid expenses and other current assets	20,682	19,163

Note 9: Loans Receivable and Advances

	At June 30, 2003	At December 31, 2002

Banking loans and advances to customers, net	14,228	11,352
Other Rouble denominated loans receivable	1,452	1,893

Total loans receivable and advances	15,680	13,245

Less: current portion of loans receivable and advances	(11,730)	(10,494)

Total long-term loans receivable and advances	3,950	2,751

Banking loans and advances to customers. Banking loans and advances to customers are presented net of allowance for losses of RR 1,128 million and RR 1,011 million as at June 30, 2003 and December 31, 2002, respectively.

At June 30, 2003 and December 31, 2002 the weighted average interest rate on banking loans and advances was 18% on balances denominated in Russian Roubles and 14% on balances denominated in foreign currency, respectively. The fair value of banking loans and advances approximate the carrying values as interest rates typically adjust on a three months basis and the majority is short-term in nature.

Other Rouble denominated loans receivable. Other Rouble denominated loans receivable at June 30, 2003 include non interest-bearing loans to third parties in the amount of RR 1,452 million, of which RR 612 million are current loans receivable and RR 840 million are long-term. At December 31, 2002 other Rouble denominated loans receivable include non interest-bearing loans to third parties in the amount of RR 1,893 million, of which RR 651 million are current loans receivable and RR 1,242 million are long-term.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 10: Property, Plant and Equipment

Effective January 1, 2003, the Group adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” This new accounting standard applies to legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the liability is accreted for the passage of time and the related asset is depreciated over its estimated useful life. The adoption of SFAS No. 143 affected the accounting and reporting of the assets, liabilities and expenses related to these obligations. As of January 1, 2003, the Group recorded a cumulative-effect adjustment resulting in an after-tax increase to net income of RR 4,815 million in relation to this change in accounting principle. The effect of adoption also included an increase of net property, plant and equipment of RR 10,119 million, and the establishment of an additional asset retirement obligation of RR 5,304 million, net of tax.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 10: Property, Plant and Equipment (continue)

Included in operating expenses in the first six months 2003 was RR 341 million of expenses related to the accretion of the asset retirement obligation. As of June 30, 2003 the total assets retirement obligation was RR 5,643 million, of which RR 731 million was included in other current liabilities.

Property, plant and equipment are as follows:

	Cost	Accumulated depreciation, depletion and amortization	Net book value

Oil and gas properties	250,232	131,578	118,654
Buildings and constructions	27,109	8,362	18,747
Machinery and equipment	39,824	28,695	11,129
Assets under construction	15,724	—	15,724

June 30, 2003	332,889	168,635	164,254

Oil and gas properties	235,223	127,569	107,654
Buildings and constructions	27,559	7,806	19,753
Machinery and equipment	38,872	27,415	11,457
Assets under construction	15,183	—	15,183

December 31, 2002	316,837	162,790	154,047

The Group’s oil and gas fields are located on the territory of Tatarstan. The Group obtains licenses from the local authorities to explore and produce oil and gas from these fields. These licenses expire between 2013 and 2015, and may be extended at the initiative of the Group. Management intends to extend licenses for properties which are expected to produce hydrocarbons subsequent to the expiration of their respective licenses.

The Group’s cash flow from operations is dependent on the level of oil prices, which are historically volatile and are also significantly impacted by the proportion of production that it can sell on the export market. Historically, the Group has supplemented its cash flow from operations with additional borrowings and may continue to do so. Should oil prices decline for a prolonged period and should the Group not have access to additional capital, the Group would need to reduce its capital expenditures, which could limit its ability to maintain or increase production and in turn meet its debt service requirements and pay dividends.

In 1999, the Group entered into an agreement with Nizhnekamskneftekhim, and OAO Tataro-American Investment Fund (TAIF), related parties under the significant influence of a common shareholder, to form a joint venture company, OAO Nizhnekamsk Refinery. This joint venture is expected to expand, upgrade, and operate the existing refinery in Nizhnekamsk. The Group’s total investment in the refinery amounted to approximately US $218 million as of June 30, 2003. The ultimate level of the Group’s interest in the refinery is still under negotiation.

Social assets. During periods ended June 30, 2003, 2002 and 2001 the Group transferred social assets with a net book value of RR 878 million, RR 217 million and RR 560 million, respectively, to local authorities for no consideration. All the amounts transferred in periods ended June 30, 2003, 2002 and 2001 relate to assets that were constructed or procured by the Group subsequent to privatization. At June 30, 2003, and December 31, 2002, the Group held social assets with a net book value of RR 5,320 million and RR 5,833 million all of which were constructed after the privatization date. The Group incurred social infrastructure expenses of RR 126 million, RR 43 million and RR 195 million for the periods ended June

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

30, 2003, 2002, and 2001, respectively, for maintenance that mainly relates to housing, schools and cultural buildings.

Impairment of fixed assets. In 2001, based on a reassessment of its future development plans and cash flows of a telecommunications subsidiary, the Group has written off its investment resulting in a charge to operations of RR 394 million.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 11: Debt

	At June 30, 2003	At December 31, 2002

Short-term debt

Foreign currency denominated debt
Current portion of long-term debt	5,732	6,112
Other foreign currency denominated debt	7,456	5,565
Rouble denominated debt	5,474	4,941

Total short-term debt	18,662	16,618

Long-term debt

Foreign currency denominated debt
BNP Paribas	10,327	11,743
Credit Swiss First Boston	5,017	5,721
Zenit’s Eurobonds	3,288	—
Commerzbank AG	843	2,207
Other foreign currency denominated debt	137	491
Rouble denominated debt	608	572
Less: current portion	(5,732)	(6,112)

Total long-term debt	14,488	14,622

Short-term foreign currency denominated debt. As of June 30, 2003 other short-term foreign currency denominated debt includes loans from Winter Bank, BNP Paribas, Donau bank, Credit Swiss Zurich, Whill Trading, Colima Associates and interbank loans.

In July 2001 the Group entered into a RR 1,042 million (US $30 million) loan agreement with Winter Bank. The loan bears an interest rate of 6 month LIBOR plus 4.5% per annum. The loan must be repaid in full every six months and may be renewed immediately for an additional six months during the three year term of the commitment. The loan matures in November 2004. The amount of loan outstanding as of June 30, 2003 was RR 910 million.

In April 2003 the Group entered into a RR 1,877 million (US $60 million) loan agreement with BNP Paribas. The loan bears interest at 1 month LIBOR plus 3.25 % per annum and is collateralized by crude oil export contracts of 45 thousand tonnes per month. The amount of loan outstanding as of June 30, 2003 was RR 1,593 million (US $52.5 million). The loan matures in January 2004.

In December 2002 the Group entered into a RR 636 million (US $20 million) loan agreement with Donau bank. The loan bears interest at 2.3 % per annum and is collateralized by deposit with Bank Zenit. Matures in December 2003. The amount of loan outstanding as of June 30, 2003 was RR 607 million.

In 2002 the Group entered into a RR 636 million (US $20 million) one month revolving overdraft facility with Credit Swiss Zurich. The monthly revolving loan bears interest from

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

3.150% to 3.750% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of June 30, 2003 was RR 418 million (US $14 million).

In March 2003 the Group entered into a RR 630 million (US $20 million) one month revolving overdraft facility with Credit Swiss Zurich. The monthly revolving loan bears interest from 2.85% to 3.1% per annum and is collateralized by crude oil sales. The amount of loan outstanding as of June 30, 2003 was RR 38 million (US $1 million).

In 2003 the Group entered into a RR 927 million (US $29 million) loan agreement with Whill Trading. The loan bears interest at 12 % per annum, matures in first half of 2004 and is unsecured. The amount of loan outstanding as of June 30, 2003 was RR 889 million.

In 2003 the Group entered into a RR 83 million (US $2.7 million) loan agreements with Colima Associates. The loans bear interest at 2% per annum and are unsecured. The amount of loan outstanding as of June 30, 2003 was RR 82 million.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 11: Debt (continued)

Interbank loans from foreign banks of RR 2,919 million and RR 2,522 million as at June 30, 2003 and December 31, 2002 had effective average interest rate of 7% and 4% per annum, respectively.

Short-term Rouble denominated debt. Rouble denominated short-term debt primarily comprises of loans with Russian banks. Short-term Rouble denominated loans of RR 5,474 million and RR 4,941 million bear contractual interest rates from 10% to 25% and 10% to 25% per annum for the periods ended June 30, 2003 and December 31, 2002, respectively. The loans are collateralized by the assets of the Group.

Long-term foreign currency denominated debt. In November 2001, the Group entered into a loan agreement with BNP Paribas for US $100 million. The loan bears interest at LIBOR plus 3.5% per annum, is collateralized by crude oil export contracts of 50 thousand tonnes per month and matures in February 2004. The amount of loan outstanding as of June 30, 2003 was RR 1,391 million. In October 2002, the Group entered into another loan agreement with BNP Paribas for US $300 million. The amount outstanding under this loan as of June 30, 2003 was RR 8,936 million. The loan bears interest from LIBOR plus 3.75% to LIBOR plus 4.25%, per annum, is collateralized by crude oil export contracts of 120 thousand tonnes per month, and matures in October 2007. The loan agreements require compliance with certain financial covenants including, but not limited to, minimum levels of consolidated tangible net worth, and maximum debt and interest coverage ratios.

In March 2002 the Group entered into a US $200 million loan agreement with Credit Suisse First Boston. The amount of loan outstanding as of June 30, 2003 was RR 5,017 million (US $166 million). The loan bears interest at LIBOR plus 3.78% per annum, is collateralized by the crude oil export contracts of 200 thousand tonnes per month and matures in March 2007.

In October 2001 the Group entered into a US $125 million loan agreement with Commerzbank AG. The amount outstanding under this loan as of June 30, 2003 was RR 843 million. The loan bears interest at LIBOR plus 3.75% per annum, is collateralized by the Group’s oil export contracts of 80 thousand tones per month and matures in October 2003.

Eurobonds. Eurobonds issued represent internationally traded long-term Notes issued by the Group on June 12, 2003 with the face value of $125,000 and interest rate of 9.25% payable semi-annually in arrears on June 12 and December 12. The issue matures on June 12, 2006. The entire amount of Eurobonds outstanding at June 30, 2003 and was RR 3,288 million. The Group performs dealing operations with its eurobonds.

Other long-term foreign currency denominated debt. During the period ended December 31, 2002 the Group entered into a RR 278 million (US $9 million) loan agreement with West Deutsche Landesbank Vostok. The amount outstanding under this loan as of June 30, 2003 was RR 137 million The loan bears interest at LIBOR plus 4.5% per annum and is collateralized by crude oil export contracts of approximately 7.5 thousand tonnes per month. The loan matures in February 2004.

Long-term Rouble denominated debt. Long-term Rouble denominated debt includes debentures and other loans bearing interest rates from 12% to 19%. Debentures outstanding as of June 30, 2003 amounted to RR 279 million. Other loans include loans with other counter parties. The loans mature between 2003 to 2015.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

The fair value of the Group’s long-term debt is similar to its book value. Fair value assessment is subject to considerable uncertainty.

Aggregate maturities of long-term debt outstanding at June 30, 2003 is as follows:

June 30, 2004— June 30, 2005	4,525
June 30, 2005— June 30, 2006	6,607
June 30, 2006— and thereafter	3,356

Total long-term debt	14,488

Note 12: Notes payable and banking customer deposits

Notes payable are as follows:

	At June 30, 2003	At December 31, 2002

Bank notes payable	2,810	1,707
Other notes payable	3,776	2,641
Less: current portion	(5,536)	(3,482)

Notes payable long-term	1,050	866

Bank notes payable as of June 30, 2003 include short-term and long-term notes payable of Zenit Bank in the amounts of RR 2,607 million and RR 20 million, respectively, and short-term notes payable of Devon Credit Bank in the amount of RR 183 million. Bank notes payable for the year ended December 31, 2002 include short-term and long-term notes payable of Zenit Bank in the amounts of RR 1,640 million and RR 13 million, respectively, and short-term notes payable of Devon Credit Bank in the amount of RR 54 million.

Other notes payable as of June 30, 2003 include short-term and long-term trade promissory notes payable to third parties and bear contractual interest rates ranging from 2% to 19%, respectively.

Banking customer deposits are as follows:

	At June 30, 2003	At December 31, 2002

Interest bearing deposits	8,454	9,011
Non interest deposits	7,230	4,133
Less: current portion	(15,329)	(11,992)

Banking customer deposits long-term	355	1,152

Contractual interest rates were 11% and 12% for Russian Rouble interest deposits, and 7% and 6% for foreign currency interest deposits for the periods ended June 30, 2003 and December 31, 2002, respectively.

The carrying values of notes payable and banking customer deposits approximate their fair values.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 13: Other Accounts Payable and Accrued Liabilities

Other accounts payable and accrued liabilities are as follows:

	At June 30, 2003	At December 31, 2002

Salaries and wages payable	1,325	1,606
Insurance provision	934	788
Current portion of asset retirement obligations	731	—
Advances received	556	552
Interest payable	538	474
Advances for purchase of securities	175	691
Deferred revenues	114	132
Other accrued liabilities	3,466	1,328

Total other accounts payable and accrued liabilities	7,839	5,571

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 14: Taxes

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for statutory tax purposes. Deferred tax assets (liabilities) are comprised of the following at June 30, 2003 and December 31, 2002:

	At June 30, 2003	At December 31, 2002

Inventories	36	—
Accounts receivable	567	68
Long-term investments	146	32
Other accounts payable	82	39

Deferred tax assets	831	139

Property, plant and equipment	(21,318)	(19,201)
Inventories	—	(222)
Long-term investments	(402)	(491)
Other liabilities	(69)	(55)

Deferred tax liabilities	(21,789)	(19,969)

Net deferred tax liability	(20,958)	(19,830)

At June 30, 2003 and December 31, 2002, deferred taxes were classified in the consolidated balance sheet as follows:

	At June 30, 2003	At December 31, 2002

Prepaid expenses and other current assets	705	113
Current deferred tax liability	—	—
Non-current deferred tax liability	(21,663)	(19,943)

Net deferred tax liability	(20,958)	(19,830)

Presented below is a reconciliation between the provision for income taxes and taxes determined by applying the statutory tax rate to income before income taxes:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Income before income taxes and minority interest	5,038	7,271	17,913

Theoretical income tax expense at statutory rate	1,209	1,745	6,270
Increase (reduction) due to:
Inflationary effects	—	1,344	2,112
Non-deductible expenses	561	334	2,234
Tax credits	(182)	(724)	(1,966)
Non-taxable income	(134)	(91)	(32)
Statutory devaluation / (revaluation) of Fixed Assets	890	(2,800)	—
Statutory fall in Tax value of Fixed Assets	1,272	—	—
Effect of increase (reduction) in income tax rate	—	—	(9,264)
Other	(168)	149	—

Provision (benefit) for income taxes	3,448	(43)	(646)

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 14: Taxes (continued)

Tax credits reduce taxable income in the period incurred and are granted by the governments of the Russian Federation and the Republic of Tatarstan.

In August 2001, changes in the Russian Tax Code were enacted, which introduced a new income tax rate of 24%, effective January 1, 2002 compared to 35% in 2001. The net deferred tax benefit recognized as a result of remeasuring the deferred tax liability for tax rate changes on an enactment date basis, amounted to RR 9,264 for the period ended June 30, 2001.

No provision has been made for additional income taxes of RR 2,258 million on undistributed earnings of a foreign subsidiary. These earnings have been and will continue to be reinvested. These earnings could become subject to additional tax of approximately RR 339 million if they were remitted as dividends.

The Company is subject to a number of taxes other than income taxes, which are detailed as follows:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Unified production tax	9,583	7,350	—
Export tariffs	8,800	5,291	7,893
Excise taxes	1,329	—	791
Property tax	661	670	409
Mineral restoration tax and royalty	—	—	5,921
Other	406	603	965

Total taxes other than income taxes	20,779	13,914	15,979

Effective January 1, 2002, the unified production tax was introduced and replaced the mineral restoration tax, royalty tax and excise tax on crude oil production. The base for the unified production tax is set at RR 340 per metric tonne of crude oil produced, and is adjusted depending on the market price of Urals blend and the US $/ RR exchange rate. The tax becomes zero if Urals blend price falls to or below US $8.00 per barrel.

Note 15: Share Capital and Additional Capital

Authorized share capital. At June 30, 2003 the authorized share capital consists of 2,178,690,700 voting common shares and 147,508,500 non-voting preferred shares; both classes of shares have a nominal value of RR 1.00 per share.

Golden share. One share of the Company, held by the Government of Tatarstan, carries the right to veto certain decisions taken at shareholders’ and Board of Directors’ meetings. Decisions subject to veto include: increases and decreases in share capital, amendments to the Company’s charter, liquidation or reorganization of the Company or any of its subsidiaries or branches, investment in other legal entities and disposal or encumbrance of the Company’s property. The term of the “Golden Share” was extended indefinitely in 1998 by a decree of the President of Tatarstan and may be utilized by the Government of Tatarstan if it owns less than 25% of the Company.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 15: Share Capital and Additional Capital (continued)

Restricted common and preferred shares. Under the privatization laws of Tatarstan, initially certain common shares were made subject to restrictions on transfer. These include shares sold to employees for a discount from nominal value and common shares sold to any individual for privatization vouchers. The preferred shares of the Company were also subject to restrictions on transfer. The preferred shares were originally allocated pursuant to applicable privatization laws to employees, former employees, and pensioners who had worked for the Group for a specified period of time. Afterwards by decree of the President of Tatarstan, all restrictions on common and preferred shares have been removed.

Rights attributable to preferred shares. Unless a different amount is approved at the annual shareholders meeting, preferred shares earn dividends equal to their nominal value. The amount of a dividend for a preferred share may not be less than the amount of a dividend for a common share.

Preferred shareholders may vote at meetings only on the following decisions:

—	the amendment of the dividends payable per preferred share;

—	the issuance of additional shares with rights greater than the current rights of preferred shareholders; and

—	the liquidation or reorganization of the Company.

The decisions listed above can be made only if approved by 75% of preferred shareholders.

Holders of preferred shares acquire the same voting rights as holders of common shares in the event that dividends are either not declared, or declared but not paid. On liquidation, the shareholders are entitled to receive a distribution of net assets.

Amounts available for distribution to shareholders. Amounts available for distribution to shareholders are based on the Company’s non-consolidated statutory accounts prepared in accordance with RAR, which differ from US GAAP. The statutory accounts are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the current period net profit calculated in accordance with RAR. However, this legislation and other statutory laws and regulations dealing with distribution rights are open to legal interpretation. For the periods ended June 30, 2003 and December 31, 2002, the Company had a statutory current profit of RR 5,404 million and RR 6,309 million, respectively, as reported in the published statutory accounts of the Company.

At the annual general meeting of shareholders on June 27, 2003, final dividends of RR 0.10 per common share and RR 1.00 per preferred share, expressed in nominal Russian Roubles, were approved for 2002 for all shareholders. At June 30, 2003 the Company has not paid of its accrued dividends for 2002.

No interim dividends for 2003 were declared.

Net income per share. Under the two-class method of computing net income per share, net income is computed for common and preferred shares according to dividends declared and participation rights in undistributed earnings. Under this method, net income is reduced by the amount of dividends declared in the current period for each class of shares, and the remaining income is allocated to common and preferred shares to the extent that each class may share in income if all income for the period had been distributed.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 15: Share Capital and Additional Capital (continued)

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Income before cumulative effect of change in accounting principle	1,520	7,081	17,776
Common share dividends	(216)	(237)	(282)
Preferred share dividends	(148)	(161)	(36)

Income available to common and preferred shareholders, net of dividends	1,156	6,683	17,458

Basic:
Weighted average number of shares outstanding (millions of shares):
Common	1,984	2,035	2,090
Preferred	148	148	148

Combined weighted average number of common and preferred shares outstanding	2,132	2,183	2,238

Basic net income per common share (RR)	0.65	3.18	7.94

Basic net income per preferred share (RR)	1.54	4.15	8.04

Diluted:
Weighted average number of shares outstanding (millions of shares):
Common	1,993	2,062	2,090
Preferred	148	148	148

Combined weighted average number of common and preferred shares outstanding	2,141	2,210	2,238

Diluted net income per common share (RR)	0.65	3.14	7.94

Diluted net income per preferred share (RR)	1.54	4.11	8.04

The difference in the weighted average number of common shares outstanding between basic and diluted is due to the outstanding stock option discussed in Note 16.

Note 16: Stock-Based Compensation

On March 30, 2002, the Board of Directors approved a stock based compensation plan which provides for the issuance of options to purchase 9,300,000 common shares of OAO Tatneft. In September 2002, options to purchase 9,300,000 common shares with an exercise price of RR 9.5 were granted to senior management and directors of the Group. All options vest in 270 days from the grant date and expire in 365 days after the grant date. The market price of the Group’s ordinary stock as of the date of grant was RR 22.62 per share. Stock options were sold at RR 1 for each option giving the option holders the right to purchase 9,300,000 shares at RR 9.5 for each share. The full price of the stock option issue in the amount of RR 9.3 million was paid by the option holders on grant date. The full exercise price in the amount of RR 88.4 million is due when stock options are exercised. As the exercise price of the options was lower than the market price at the date of grant, compensation expense of RR 120 million was recognized in the consolidated statement of operations for the year ended

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

December 31, 2002, in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and as the Company expects to redeem the stock options after vesting, a corresponding liability has been recorded in accrued liabilities in the consolidated balance sheet as of December 31, 2002.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 16: Stock-Based Compensation (continued)

No additional options to purchase common shares of the Company have been granted to senior management of the Group during six months ended June 30, 2003.

The following table summarizes the stock option activity for the periods presented:

	Number of shares underlying options	Weighted average price

Options outstanding at January 1, 2003	9,300,000	9.50
Granted	—	—
Redeemed	—	—

Options outstanding at June 30, 2003	9,300,000	9.50

In accordance with SFAS No. 123, Accounting for Stock-Based Compensation, pro forma information regarding net income and earnings per share is required to be presented as if the Group had accounted for its Stock Compensation Plan under the fair value method of that statement.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, this option pricing model requires the input of highly subjective assumptions, including the expected stock price volatility, therefore the actual fair value of the Group’s options may be different.

If compensation expense for the Group had been determined using the fair-value method prescribed by SFAS No. 123, the Group’s net income and earnings per share would not substantially differ from what was recorded.

Note 17: Segment Information

The Group’s business activities are conducted predominantly through four major business segments: Exploration and Production, Refining and Marketing, Petrochemicals and Banking.

The segments were determined based on the way management recognizes the segments within the Group for making operating decisions and how they are evident from the Group structure.

Exploration and production segment activities consist of oil extraction by production divisions. Intersegment sales in exploration and production constitute transfers of crude oil and gas from production divisions to the refining and marketing divisions and subsidiaries. The intersegment sales are measured at the estimated market prices of those transactions and are eliminated on consolidation.

“Other” exploration and production sales include revenues from ancillary services provided by the specialized subdivisions and subsidiaries of the Group, such as sales of oilfield equipment and drilling services provided to other companies in Tatarstan. Business activities, which do not constitute reportable business segments, are also included in “Other” exploration and production sales.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Refining and marketing comprises purchases and sales of crude oil and refined products from the Group’s own production divisions and third parties, own refining activities and retailing operations. As in prior years, the Company sold significant volumes of oil to intermediaries, which refine oil in domestic refineries, and purchased refined products processed from its oil.

Sales of petrochemical products include sales of petrochemical raw materials and refined products, which are used in production of tires. Sales of tires are disclosed by geographic segment for the reporting periods. “Other” petrochemical sales represent revenues from the sales of auxiliary services and materials not included above.

Earnings of the banking segment include earnings of Devon Credit Bank and Zenit Bank.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 17: Segment Information (continued)

Segment sales and other operating revenues. Reportable operating segment sales and other operating revenues are stated in the following table:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Exploration and production
Intersegment sales	39,370	36,583	48,095
Other sales	3,851	3,979	8,771

Total exploration and production	43,221	40,562	56,866

Refining and marketing
Crude oil	6,702	3,305	18,330
Refined products	11,119	10,241	8,640

Domestic sales	17,821	13,546	26,970

Crude oil	3,807	5,496	638
Refined products	36	5	14

CIS sales(1)	3,843	5,501	652

Crude oil	30,364	29,313	30,305
Refined products	9,716	9,805	11,869

Non – CIS sales(2)	40,080	39,118	42,174

Total refining and marketing	61,744	58,165	69,796

Petrochemicals
Intersegment sales	113	36	15
Tires—domestic sales	3,476	3,120	352
Tires—CIS sales	762	299	–
Tires—non-CIS sales	326	256	–
Petrochemical and refined products	482	655	484
Other	74	187	56

Total petrochemicals	5,233	4,553	907

Total segment sales and other operating revenues	110,198	103,280	127,569

Elimination of intersegment sales	(39,483)	(36,619)	(48,110)

Total sales and other operating revenues	70,715	66,661	79,459

(1) –	CIS is an abbreviation for Commonwealth of Independent States (excluding the Russian Federation).
(2) –	Non-CIS sales of crude oil and refined products are mainly made to European markets.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 17: Segment Information (continued)

Segment earnings and assets. The Group evaluates the performance of its operating segments on a before-tax basis, without considering the impacts of non-banking net interest expense, monetary effects and the earnings of minority interest shareholders. Segment earnings are as follows:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Segment earnings (loss)
Exploration and production	3,729	4,548	16,057
Refining and marketing	1,751	3,303	2,079
Petrochemicals	1	(98)	751
Banking	233	208	41

Total segment earnings	5,714	7,961	18,928

Exchange loss	271	(579)	(607)
Monetary gain	–	693	722
Other interest expense, net	(947)	(804)	(1,130)

Income before income taxes and minority interest	5,038	7,271	17,913

Segment assets are as follows:

	At June 30, 2003	At December 31, 2002

Assets
Exploration and production	174,117	163,132
Refining and marketing	42,672	37,623
Petrochemicals	9,445	9,591
Banking	24,652	17,654

Total assets	250,886	228,000

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 17: Segment Information (continued)

Segment depreciation, depletion and amortization and additions to property, plant and equipment are as follows:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Depreciation, depletion and amortization
Exploration and production	3,013	3,079	3,041
Refining and marketing	210	157	167
Petrochemicals	518	356	50
Banking	14	7	3

Total segment depreciation, depletion and amortization	3,755	3,599	3,261

Additions to property, plant and equipment
Exploration and production	3,394	6,781	8,675
Refining and marketing	951	1,376	1,995
Petrochemicals	554	410	46
Banking	132	9	9

Total additions to property, plant and equipment	5,031	8,576	10,725

Note 18: Related Party Transactions

Transactions are entered into in the normal course of business with significant shareholders, directors and companies with which the Group has significant shareholders in common. These transactions include sales of crude oil and refined products, purchases of electricity and banking transactions.

The amounts of transactions for each period and the outstanding balances at each period end with related parties are as follows:

	Six months ended June 30, 2003	Six months ended June 30, 2002	Six months ended June 30, 2001

Revenues/(expenses)
Sales of crude oil	8,603	7,417	4,882
Volumes of crude oil sales (thousand tonnes)	1,596	2,133	1,485
Sales of refined products	5,652	3,579	2,510
Volumes of refined product sales (thousand tonnes)	1,732	1,149	925
Sales of petrochemical products	341	343	3,612
Other sales	309	260	98
Purchases of crude oil	(525)	(692)	(1,584)
Volumes of crude oil purchases (thousand tonnes)	176	95	426
Purchases of refined products	—	(6)	(580)
Volumes of refined products purchases (thousand tonnes)	—	1	558
Purchases of petrochemical products	(1,010)	(833)	(1,266)
Purchases of electricity	(1,325)	(1,556)	(1,100)
Other purchases	(423)	(181)	(787)
Accrued interest receivable	10	35	17
Bank commission receivable	3	18	28

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 18: Related Party Transactions (continued)

	At June 30, 2003	At December 31, 2002

Assets/(liabilities)
Trade accounts receivable	3,297	1,380
Notes receivable	291	1,883
Banking loans and advances to customers	284	326
Banking customer deposits	(240)	(585)
Loans payable	(677)	(112)
Trade accounts payable	(275)	(66)

Other
Loan guarantee obligations	(162)	(211)

Note 19: Financial Instruments

Fair values. The carrying amounts of short-term financial instruments, other than short-term debt and the related loans receivable, approximates fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

Information concerning the fair value of long-term investments is disclosed in Note 6.

Information concerning the fair value of loans receivable and advances is disclosed in Note 9.

Information concerning the fair value of short-term and long-term debt is disclosed in Note 11.

Information concerning the fair value of notes payable and banking customer deposits is disclosed in Note 12.

Credit risk. A significant portion of the Company’s accounts receivable are from domestic and export trading companies. Although collection of these receivables could be influenced by economic factors affecting these entities, management believes there is no significant risk of loss to the Group beyond provisions already recorded. The Group’s banks take on exposures to credit risk which is the risk that a counterparty will be unable to pay amounts in full when due. The banks structure the levels of credit risk they undertake by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review. Limits on the level of credit risk by product, borrower and industry sector are reviewed regularly.

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Note 20: Commitments and Contingent Liabilities

Operating environment. While there have been improvements in the economic situation in the Russian Federation in recent years, the country continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation, restrictive currency controls, and relatively high inflation.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Taxation. Russian tax legislation is subject to varying interpretations and constant changes. Further, the interpretations of tax legislation by tax authorities as applied to the transactions and activities of the Group may not coincide with that of management. Also interpretations on the application of the tax legislation may vary between regional and Federal tax authorities. As a result, transactions may be challenged by tax authorities and the Group may be assessed for additional taxes, penalties and interest. Consolidated tax returns are not required under existing Russian tax legislation and tax audits are performed on an individual entity basis only. Tax periods remain open to review by the tax authorities for three years.

Environmental liabilities. The Group, through its predecessor entities, has operated in Tatarstan for many years without developed environmental laws, regulations and Group policies. Environmental regulations and their enforcement are currently being considered in the Russian Federation and the Group is monitoring its potential obligations related thereto. The outcome of environmental liabilities under proposed or any future environmental legislation cannot reasonably be estimated at present, but could be material. Under existing legislation, however, management believes that there are no probable liabilities that are in addition to amounts already accrued in the interim consolidated financial statements, which would have a material adverse effect on the operating results or financial position of the Group.

Legal contingencies. The Group is the named defendant in a number of lawsuits as well as the named party in numerous other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a materially adverse effect on the operating results or the financial position of the Group.

On December 6, 2002 the Group filed a lawsuit in the Arbitration court of Tatarstan against the Tax Ministry of Tatarstan claiming a refund for mineral use tax (royalty tax) paid in the amount of RR 2,251 million. On January 17, 2003 the Arbitration court ruled in favor of the Group and permitted the Group to apply this amount against future tax payments. The Tax Ministry of Tatarstan appealed this decision to the Federal Arbitration court of Povolzhsky district which, on April 6, 2003, upheld the decision of the Arbitration court of Tatarstan. These decisions could be reversed by higher courts and thus the Group has not yet recorded any benefit attributable to this refund in its interim consolidated financial statements.

Social commitments. The Group contributes significantly to the maintenance of local infrastructure and the welfare of its employees within Tatarstan, which includes contributions towards the construction, development and maintenance of housing, hospitals and transport services, recreation and other social needs. Such funding is periodically determined by the

OAO TATNEFT

Notes to Interim Consolidated Financial Statements (Unaudited)

(Expressed in millions of constant Russian Roubles of June 30, 2003 purchasing power, except as indicated)

Board of Directors after consultation with governmental authorities and recorded as expenditures are incurred.

Transportation of crude oil. The Group benefits from the blending of its crude oil in the Transneft pipeline system since the Group’s crude oil production is generally of a lower quality than that produced by other regions of the Russian Federation which supply the same pipeline system. There is currently no equalization scheme for differences in crude oil quality within the Transneft pipeline system and the implementation of any such scheme is not determinable at present. However, if this practice were to change, the Group’s business could be materially and adversely affected.

Banking commitments and contingent liabilities. Credit related commitments comprise Zenit Bank loan commitments and guarantees of RR 5,511 million and RR 4,773 million at June 30, 2003 and December 31, 2002, respectively. The contractual amount of these commitments represents the value at risk if the bank’s clients default and all existing collateral becomes worthless.

Zenit Bank fiduciary assets and trust arrangements at nominal value amounted to RR 6,637 million and RR 4,418 million at June 30, 2003 and December 31, 2002, respectively, and recorded off balance sheet as they are not assets of Zenit Bank. There is no insurance coverage maintained.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/ V.P. Lavushchenko/

Name: V.P. Lavushchenko
Title: Deputy General Director for Economics

Date:    November 4, 2003